Exhibit 99.2

VIPSHOP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: VIPS)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 9, 2021

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Vipshop Holdings Limited (the “Company”) will be held at Vipshop Headquarters, 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China on December 9, 2021 at 10:00 a.m. (Beijing time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 15, 2021 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.vip.com, or by writing to Jessie Zheng, Vipshop Holdings Limited, Vipshop Headquarters, 128 Dingxin Road, Haizhu District, Guangzhou 510220, People’s Republic of China, or by sending an email to IR@vipshop.com.

By Order of the Board of Directors,
Vipshop Holdings Limited

/s/ Eric Ya Shen
Eric Ya Shen
Chairman and Chief Executive Officer

Guangzhou, China

November 4, 2021

[Signature Page to AGM Notice]